Neo-Concept International group holdings limited

VIA EDGAR

September 29, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Eranga Dias

Re:	Neo-Concept International Group Holdings Ltd (CIK No. 0001916331)
Request for Acceleration
Registration Statement on Form F-1, as amended (File No. 333-288993)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Neo-Concept International Group Holdings Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Form F-1 Registration Statement”) be accelerated to, and that the Form F-1 Registration Statement become effective at, 4:00 p.m., Eastern Time on September 30, 2025, or as soon thereafter as practicable.

Very truly yours,

Neo-Concept International Group Holdings Limited

By:	/s/ Eva Yuk Yin Siu
Name:	Eva Yik Yin Siu
Title:	Chairlady of the Board, Director, Chief Executive Officer